SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.º 06.164.253/0001-87

N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JUNE 18, 2012

Date, Time and Place: June 18, 2012, at 18:00 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Meeting Room of the Board of Directors of GOL Linhas Aéreas Inteligentes S.A. (“Company”), Jardim Aeroporto, São Paulo - SP. Attendance: all members of the Board of Directors. Presiding Board:  Chairman: Mr. Constantino de Oliveira Júnior; Secretary: Claudia Karpat. Calling:  Waived, due to the attendance of all of the members of the Board of Directors. Agenda: To adopt resolutions on the following matters: (a) to accept the resignation of the current Chief Executive Officer, Mr. Constantino de Oliveira Junior, to be effective as of July 02, 2012; (b)  the election of the new Chief Executive Officer; (c) to accept the resignation of a Board of Directors’ member; and (d)  calling of an  Extraordinary General Meeting. Resolutions:  After the necessary explanations were provided, the following issues were approved by unanimous decision: (a) acceptance of resignation of the current Chief Executive Officer of the Company, Mr. Constantino de Oliveira Junior, to be effective as of July 2nd, 2012. Mr. Constantino de Oliveira Junior will be in full exercise of his function until that date; (b) the appointment of Mr. Paulo Sérgio Kakinoff, to be the new Chief Executive Officer, as of July 2nd, 2012. Mr. Paulo Sérgio Kakinoff is brazilian, single, business administrator, bearer of Identity Card RG nº. 25.465.939-1, enrolled with CPF under nº. 194.344.518-41, domiciled at Praça Comte. Linneu Gomes, S/N, Portaria 3 - Prédio 15, Jardim Aeroporto, The term of office for Mr. Paulo Sérgio Kakinoff will be from July 2, 2012 until next election of the Executive Officers, which shall take place in March 2013. (c) due to the resolution  'b’, Mr. Kakinoff also delivers  his resignation as a member of the Company’s Board of Directors, which will be effective as of July 2nd, 2012, to be exclusively dedicated to his function of Chief Executive Office. The Board of Directors is not intended to elect a new member to replace the vacant position, so the Board of Directors will be composed by 09 members; and (d) the Board of Directors decides to approve the Company’s Extraordinary General Meeting convocation, to take place on July 6, 2012, for the election of Mr. Constantino de Oliveira Junior as Board of Director’s president. Adjournment of the Meeting and Drawing-up of the Minutes: After the floor was offered to whoever might wish to use it, and since nobody did so, the meeting was adjourned for the necessary time for these minutes to be drawn-up, and upon the reopening of the meeting these minutes were read, checked and signed by the attendees. I hereby certify that this is a faithful copy of the original minutes that were drawn-up in the proper book.

This is a free translation of the Portuguese version.

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São Paulo, June 18, 2012.

Constantino de Oliveira Jr.		Claudia Karpat
Chairman		Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.